NEWS RELEASE:  April 17, 2007

ALMADEN OPTIONS CABALLO BLANCO TO CANADIAN GOLD HUNTER

IN BRIEF:

Almaden Minerals Ltd. (“Almaden”; TSX: AMM; AMEX: AAU) is pleased to announce that it has signed a letter of intent with Canadian Gold Hunter Corp. (“CGH”; TSX: CGH) whereby CGH can acquire a 70% interest in Almaden’s Caballo Blanco gold project, Mexico. Under the terms of the agreement CGH can acquire the 70% interest in the project by issuing 1 Million shares of CGH and making a US$500,000 payment upon signing a formal agreement, spending US$12.0 Million on the project (of which US$1.5 Million is a firm commitment) and funding all costs required for the completion of a bankable feasibility study, after such time the two parties shall each fund their pro rata share of all costs required in connection with development and mining operations. Under the agreement, Almaden is entitled to whatever terms CGH may negotiate for production financing. CGH will also reimburse Almaden for all costs incurred in Almaden’s 2007 program, currently underway on the property. “We are very pleased to be partnered with Lukas Lundin and his Canadian Gold Hunter team to develop our Caballo Blanco project which has the potential to host a significant gold deposit” commented J.D. Poliquin, President and CEO of Almaden.

IN DEPTH:

The Caballo Blanco property is located on the gulf coast of Mexico, roughly 60 kilometers north of the port city of Veracruz, Mexico. Infrastructure is excellent as the prospective areas of the property are all located within 10 kilometers of a paved highway. The property covers three areas of alteration and mineralization known as the Northern, Highway and Central Grid zones.  Extensive alteration typical of high sulphidation gold systems is associated with the Northern and Highway Zones. Limited drilling in one area of the Northern Zone has intersected 108 metres grading 1.14 g/t gold in drill hole CB-05-03, 92.7 metres grading 1.0 g/t gold in CB-06-01 and 76 metres grading 1.70 g/t gold in CB-06-03. This mineralization is hosted in explosive breccias with several events of superimposed silicification and alteration. Highlights from these programs were previously reported in Almaden news releases of August 8, 2005 and August 9, 2006 (www.almadenminerals.com).

Almaden is very excited to be working with CGH, a Lundin Group Company chaired by Lukas Lundin. CGH has specific experience with developing high-sulphidation gold systems like Caballo Blanco through personnel that were involved with Argentina Gold Corp. a former Lundin Group company which discovered and developed the Veladero Gold deposit, Argentina before the company was acquired by Homestake Mining Company in 1999. Veladero is now owned by Barrick Gold and part of the Pascua/Lama/Veladero deposit with total resources of over 26 million ounces and is considered the largest undeveloped gold deposit in the world today.

Morgan Poliquin, P.Eng., a director of Almaden and a qualified person under the meaning of National Instrument 43-101, reviewed the technical information reported in this news release.

On Behalf of the Board of Directors

“Morgan Poliquin”

_________________________

Morgan Poliquin, M.Sc., P.Eng.

COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

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